UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Departure of Michael Lucki as Director of the Company

On March 28, 2025, Michael Lucki tendered, and the board of directors (the “Board”) of Zhibao Technology Inc., a Cayman Islands exempted company (the “Company”) accepted, his resignation as a member of the Board, a member and chairman of the audit committee of the Board (the “Audit Committee”), a member of the compensation committee of the Board (the “Compensation Committee”), and a member of the nominating and corporate governance committee of the board (the “Nominating and Corporate Governance Committee”), effective as of April 1, 2025. Mr. Lucki’s resignation was for personal reasons and was not due to any disagreement with the Company.

Appointments of Stephen Bernardez and Jeffrey Cai as Directors of the Company

On March 31, 2025, the Board appointed Stephen Bernardez and Jeffrey Cai as the independent directors of the Company. Effective April 1, 2025, Mr. Bernardez and Mr. Cai shall serve for a two-year term or until the next general meeting called for the appointment of directors and until their successor is duly appointed. Each of them is also appointed as a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, effective April 1, 2025. In addition, the board has appointed Mr. Bernardez as the chairman and member of the Compensation Committee and a member of each of the Audit Committee and Nominating and Corporate Governance Committee and Mr. Cai as the chairman and member of the Nominating and Corporate Governance Committee and a member of each of the Audit Committee and Compensation Committee, effective as of April 1, 2025.

Stephen Bernardez has extensive experience in venture capital investment, growth strategy, and partnership development across large enterprises and startups. Since January 2025, Mr. Bernardez has served as Partner at Pegasus Tech Ventures, a global venture capital firm focused on helping Asian corporations access Silicon Valley startup innovation. From March 2019 to March 2024, Mr. Bernardez served as Partner at Avanta Ventures, the corporate venture capital arm of CSAA Insurance Group, where he led the venture capital investment team, the Avanta Studios accelerator program and Avanta Ventures’ portfolio partnership development team. At Avanta Ventures, he built a portfolio of over a dozen early-stage startups relevant to an insurance company and facilitated commercial partnerships with those portfolio companies. While at Avanta Ventures, Mr. Bernardez served as a director on the boards of director of multiple Insurtech startup companies. From June 2006 to March 2019, Mr. Bernardez was a venture capitalist at ONSET Ventures, a Silicon Valley-based venture capital firm, where he was involved in certain early-stage software investments. Before ONSET Ventures, Mr. Bernardez was a Director of Business Development at Microsoft Corporation from September 2001 to June 2006, where he built and managed Microsoft's relationships with leading Silicon Valley-based venture capitalists and sourced VC-funded startup partnerships impacting the breadth of Microsoft's businesses. Mr. Bernardez was Director of Business Development at Mercado Software, an e-commerce software startup, from July 1999 to July 2001. From August 1995 to June 1999, Mr. Bernardez was a strategy consultant at Accenture, serving the Electronics and High Tech vertical. Mr. Bernardez was named to Global Corporate Venturing's Powerlist for 2021 and 2022, honoring the top 100 corporate venture capitalists. Mr. Bernardez received his Master of Business Administration degree from Stanford Graduate School of Business in June 1995 and his Bachelor of Science degree in Biological Sciences from Stanford University in June 1986. We believe Mr. Bernardez's extensive experience in venture capital investment, finance, and partnership development qualifies him to serve on our board of directors.

Jeff Cai is a seasoned enterprise and technology architect with over 20 years of experience driving innovation, enterprise architecture, and digital transformation. From May 2021 to August 2024, Jeff served as Chief Architect Officer at Pediatric Associates and Alpine Physician Groups, both of which entities are among the healthcare portfolio of Summit Partners, a venture capital that has healthcare & life science lines of business as part of the portfolio. At Pediatric Associates, Jeff collaborated with senior IT and business leaders to develop next-generation systems that enhanced customer service, operational agility, and financial performance, and at Alpine Physician Groups, Jeff led efforts to define technology roadmaps, assess ROI, optimize IT budgets, and conduct due diligence for strategic M&A initiatives. From November 2015 to November 2020, Jeff served as Director of Enterprise Information Architecture at Blue Shield of California, where he led enterprise-wide digital transformation efforts for medical insurance products and processes. From January 2014 to November 2025, Jeff was a Principal Business Solution Architect at Optum, a key business unit of UnitedHealth Group, where he played a leadership role in designing architectural solutions for pharmacy management. Earlier in his career, Jeff held manager in Oracle Applications at Steven Myers & Associates, Inc., a defense and aerospace consulting firm, from October 2012 to January 2014, and served as senior solution architect at MSC Software, a simulation software technology from January 2001 to October 2012. Jeff holds a Master’s degree in Management Information Systems from California State University, Fullerton, and a Bachelor of Science in Physics from Fudan University, Shanghai, China. He has completed extensive professional development in TOGAF, ITIL, project management, and Agile methodologies.

There are no (i) family relationships among Mr. Bernardez, Mr. Cai and any other directors or executive officers of the Company, nor (ii) related party transactions involving Mr. Bernardez and Mr. Cai that necessitate disclosure pursuant to Item 404 of Regulation S-K.

On March 28, 2024, Botao Ma, our Chief Executive Officer and chairman of the Board, tendered, and the Board accepted, his resignation as a member of the Audit Committee, member and chairman of the Compensation Committee, and member of the Nominating and Corporate Governance Committee, effective as of March 31, 2025.

On March 31, 2025, the Board also appointed Armando Baez, our current independent director and a member of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, as the chairman of Audit Committee.

Following the appointments of Mr. Bernardez and Mr. Cai as members of the Board and the committees of the Board and Mr. Ma’s resignation from the committees of the Board, as of April 1, 2025, the Company is in compliance with the Nasdaq corporate governance requirements and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: April 1, 2025

Exhibit No.	Description
10.1	Form of Director Offer Letter (incorporated by reference to Exhibit 10.10 of the Company’s Form F-1/A3 (file No. 333-274431), filed with the SEC on March 22, 2024)